File No.82-34783

T&D Life Group

April 21, 2004

T&D Holdings, Inc.
(Code Number: 8795, First Sections of the TSE and OSE)
Taiyo Life Insurance Company
Daido Life Insurance Company

Notice of Increase in After-Tax Net Unrealized Gains on Available-for-Sale Securities as of March 31, 2004

T&D Holdings, Inc. (Naoteru Miyato, President) hereby announces an estimated increase in after-tax net unrealized gains on available-for-sale securities as of March 31, 2004, for Taiyo Life Insurance Company (Katsuro Oishi, President) and Daido Life Insurance Company (Haruo Kuramochi, President), both of which are wholly-owned subsidiaries of T&D Holdings.

1. Taiyo Life Insurance Company (Non-Consolidated)

(A) After-tax net unrealized gains on available-for-sale securities as of March 31, 2004	114.3 billion yen
(B) After-tax net unrealized gains on available-for-sale securities as of March 31, 2003	1.5 billion yen
(C) Increase in after-tax net unrealized gains on available-for-sale securities as of March 31, 2004 (A-B)	112.7 billion yen
(D) Shareholders' equity as of March 31, 2003 (C/D x 100)	117.2 billion yen (96.2%)

2. Daido Life Insurance Company (Non-Consolidated)

(A) After-tax net unrealized gains on available-for-sale securities as of March 31, 2004	131.2 billion yen
(B) After-tax net unrealized gains on available-for-sale securities as of March 31, 2003	47.5 billion yen
(C) Increase in after-tax net unrealized gains on available-for-sale securities as of March 31, 2004 (A-B)	83.6 billion yen
(D) Shareholders' equity as of March 31, 2003 (C/D x 100)	175.8 billion yen (47.6%)

Note: The increase in after-tax net unrealized gains on available-for-sale securities as of March 31, 2004 (C in the table above) exceeded 30 percent of shareholders' equity as of March 31, 2003 (D in the table above). T&D Holdings is required to disclose this information in accordance with timely disclosure regulations.

Reference: Status of before-tax unrealized gains/losses on available-for-sale securities with readily obtainable fair values

1. Taiyo Life Insurance Company (Non-Consolidated) (Unit: Billions of Yen)

	As of March 31, 2003			As of March 31, 2004			Change
	Cost/ Carrying value before market-to-market	Current fair value	Net unrealized gains/ (losses) (a)	Cost/ Carrying value before market-to-market	Current fair value	Net unrealized gains/ (losses) (b)	= (b) - (a)
Domestic bonds	1,444.1	1,499.7	55.6	903.5	927.1	23.6	(32.0)
Domestic stocks	422.4	359.5	(62.9)	415.5	522.5	106.9	169.9
Foreign securities	667.7	679.6	11.9	730.1	771.9	41.8	29.8
Foreign bonds	589.8	622.1	32.2	684.2	728.2	44.0	11.7
Foreign stocks and other securities	77.8	57.5	(20.2)	45.8	43.6	(2.2)	18.0
Other securities	44.0	41.6	(2.4)	76.7	83.3	6.6	9.1
Monetary claims Purchased	20.8	20.9	0.1	20.2	20.0	(0.1)	(0.2)
Certificates of deposit	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-
Total	2,599.2	2,601.6	2.4	2,146.1	2,325.0	178.9	176.5

Notes:
1. For the calculation of fair value, the average market price prevailing in March was applied for domestic stocks and foreign stocks in foreign securities, and the month-end market price in March was applied for securities other than domestic and foreign stocks.
2. Assets dominated in foreign currencies are converted into yen, based on the average exchange rate in March.

2. Daido Life Insurance Company (Non-Consolidated) (Unit: Billions of Yen)

	As of March 31, 2003			As of March 31, 2004			Change
	Cost/ Carrying value before market-to-market	Current fair value	Net unrealized gains/ (losses) (a)	Cost/ Carrying value before market-to-market	Current fair value	Net unrealized gains/ (losses) (b)	= (b) - (a)
Domestic bonds	1,472.6	1,547.3	74.7	960.6	996.9	36.2	(38.4)
Domestic stocks	168.6	172.2	3.6	179.4	310.0	130.6	127.0
Foreign securities	189.9	193.0	3.0	396.3	402.4	6.1	3.0
Foreign bonds	156.5	161.0	4.4	361.7	367.5	5.8	1.3
Foreign stocks and other securities	33.3	31.9	(1.4)	34.6	34.9	0.3	1.7
Other securities	195.4	192.0	(3.3)	345.4	369.5	24.0	27.4
Monetary claims purchased	40.8	40.8	-	72.9	72.9	-	-
Certificates of deposit	33.0	33.0	-	20.0	20.0	-	-
Monetary trusts	56.7	52.6	(4.1)	73.8	81.6	7.7	11.8
Total	2,157.3	2,231.2	73.9	2,048.7	2,253.5	204.8	130.9

Note: The figures above are calculated based on fair value by using market price at the end of March.

For inquiries please contact:
Investor Relations, T&D Holdings, Inc. Phone: +81-3-3281-1727

T&D Life Group

File No.82-34783

April 30, 2004

T&D Holdings, Inc.
Naoteru Miyato, President
(Code Number: 8795, First Sections of the TSE and OSE)

Notice of Performance Forecast of T&D Holdings, Inc. for the Fiscal Year Ending March 2005

T&D Holdings, Inc. hereby announces consolidated and non-consolidated business performance forecasts for the half-year ending September 2004, as well as the expected annual dividends per share for the fiscal year ending March 2005, which was not included in the previous announcement, "Performance Forecast of T&D Holdings, Inc. for the Fiscal Year Ending March 2005", released on March 25, 2004.

Please be advised that consolidated and non-consolidated forecasts for the fiscal year ending March 2005 remain the same as in the previous announcement of March 25, 2004.

1. Consolidated Business Performance Forecasts (April 1, 2004 - March 31, 2005)

(Billions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income
Half-Year Ending September 2004	1,190	43	29
Year Ending March 2005	2,340	96	48

Reference: Non-Consolidated Business Performance Forecasts of Wholly-owned Subsidiaries (April 1, 2004 – March 31, 2005)

(Billions of Yen)

		Ordinary Revenues	Ordinary Profit	Net Income
Taiyo Life	Half-Year Ending Sep. 2004	587	12	3
	Year Ending Mar. 2005	1,139	24	6
Daido Life	Half-Year Ending Sep. 2004	541	33	13
	Year Ending Mar. 2005	1,048	76	31
T&D Financial Life	Half-Year Ending Sep. 2004	70	(2)	13
	Year Ending Mar. 2005	159	(4)	11

Note: T&D Life Group plans to apply to the Director General of the National Tax Administration Agency for approval to introduce a consolidated tax payment system from the fiscal year ending March 2005 as a part of Group management measures. The figure for the net income forecast for T&D Financial Life Insurance Company set forth above assumes the adoption of a consolidated tax payment system and is 16 billion yen higher than would be the case if a consolidated tax payment system were not applied. This increase is the result of T&D Financial Life Insurance Company's projected net carried forward loss and tax effect accounting related to the consolidated tax payment.

2. Non-Consolidated Business Performance Forecasts (April 1, 2004 - March 31, 2005)

	Ordinary Revenues	**Ordinary Profit**	**Net Income**	**Annual Dividends per Share**		
				Half-Year End	Year-end	
Half-Year Ending Sept. 2004	¥8 billion	¥5 billion	¥5 billion	¥ -		
Year Ending Mar. 2005	¥26 billion	¥21 billion	¥22 billion		¥45.00	¥45.00

Note: The details of the figures above are to be announced when the three companies' financial summary "Tanshin" reports for the fiscal year ending March 31, 2004, are released.

For inquiries please contact:
Investor Relations, T&D Holdings, Inc.; Phone: +81-3-3281-1727